Filed by Ashford Hospitality Trust, Inc.
(Commission File No. 001-31775) pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: FelCor Lodging Trust Incorporated
Commission File No. 001-14236

Ashford Hospitality Trust Acknowledges Land And Buildings Endorsement For FelCor Lodging Trust’s Board To Review Value Creating Proposal

DALLAS, Feb. 27, 2017 /PRNewswire/ -- Ashford Hospitality Trust, Inc. (NYSE: AHT) (“Ashford Trust”) today made the following statements in response to the press release issued today by Land and Buildings Investment Management, LLC (“Land and Buildings”).

Ashford Trust appreciates Land and Buildings’ perspective and their endorsement for FelCor Lodging Trust Incorporated’s (“FelCor”) transaction committee of the board to review our offer. We believe shareholders of both FelCor and Ashford Trust are supportive of the transaction and we look forward to engaging with FelCor’s board to further discuss our proposal.

Ashford Trust is pleased that shareholders are engaging with FelCor regarding our proposal, which we believe offers compelling strategic, operational, and financial benefits. We believe that there is significant opportunity to unlock value for both sets of shareholders through a combined company.

Ashford Trust previously announced on February 21, 2017 that it submitted a non-binding proposal to acquire FelCor for a fixed exchange ratio of 1.192 shares of Ashford Trust per share of FelCor, a total of 400,000 shares of Ashford Inc. (NYSE MKT: AINC) (the “Advisor”), and a total of 100,000 warrants to purchase Ashford Inc. shares. We believe that this proposal provides an attractive value to FelCor shareholders and question what other alternatives would give FelCor shareholders more value than our offer.

Ashford Hospitality Trust is a real estate investment trust (REIT) focused on investing opportunistically in the hospitality industry in upper upscale, full-service hotels.

Ashford has created an Ashford App for the hospitality REIT investor community. The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Contacts

Ashford Hospitality Trust	Media	MacKenzie Partners, Inc.
Deric Eubanks Chief Financial Officer (972) 490-9600 Jordan Jennings Investor Relations (972) 778-9487	Lex Suvanto (212) 729-2463 Lex.suvanto@edelman.com Kara Brickman (212) 729-2443 Kara.brickman@edelman.com	Paul Schulman/Bob Marese (212) 929-5500 (800) 322-2885

Forward Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford Trust’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; risks that Ashford Trust will ultimately not pursue a transaction with FelCor or FelCor will reject engaging in any transaction with Ashford Trust; if a transaction is negotiated between Ashford Trust and FelCor, risks related to Ashford Trust’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees, managers or franchisors; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Ashford Trust’s shares could decline. These and other risk factors are more fully discussed in Ashford Trust’s filings with the Securities and Exchange Commission. The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Ashford Trust has made for a business combination transaction with FelCor. In furtherance of this proposal and subject to future developments, Ashford Trust (and, if a negotiated transaction is agreed, FelCor) may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Ashford Trust or FelCor may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASHFORD TRUST AND FELCOR ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD TRUST, FELCOR AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (if and when they become available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Ashford Trust’s Investor Relations department at Ashford Hospitality Trust, Inc., Attention: Investor Relations, 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254 or by calling Ashford Trust’s Investor Relations department at (972) 490-9600. Investors and security holders may obtain free copies of the documents filed with the SEC on Ashford Trust’s website at www.ahtreit.com under the “Investor” link, at the “SEC Filings” tab.

Certain Information Regarding Participants

Ashford Trust and Ashford Inc. and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Ashford Trust’s directors and executive officers in Ashford Trust’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 25, 2016. You can find information about Ashford Inc.’s directors and executive officers in Ashford Inc.’s definitive proxy statements for its most recent annual meeting and special meeting filed with the SEC on April 28, 2016 and October 7, 2016, respectively. You can find information about FelCor’s directors and executive officers in FelCor’s definitive proxy statement for its most recent annual meeting filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s web site at www.sec.gov and (with respect to documents and information relating to Ashford Trust) from Investor Relations at Ashford Trust, as described above. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other related documents filed with the SEC if and when they become available.

SOURCE Ashford Hospitality Trust, Inc.